UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                             Cleveland BioLabs, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.005 per share
                         (Title of Class of Securities)

                                    185860103
                                 (CUSIP Number)

                                December 31, 2009
             (Date of Event Which Requires Filing of this Statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 Pages


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CUSIP No. 185860103              13G                  Page 2 of 6 Pages

-----------------------------------------------------------------------
     (1) NAMES OF REPORTING PERSONS

         James W. Harpel
-----------------------------------------------------------------------
     (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (see instructions)
                                                                (a) [ ]
                                                                (b) [ ]
-----------------------------------------------------------------------
     (3) SEC USE ONLY
-----------------------------------------------------------------------
     (4) CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
-----------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    1,109,118
SHARES         --------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    0
OWNED BY       --------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    1,122,618
REPORTING      --------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    0
-----------------------------------------------------------------------
     (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED
             BY EACH REPORTING PERSON
             1,122,618
-----------------------------------------------------------------------
     (10)    CHECK BOX IF THE AGGREGATE AMOUNT
             IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                    [ ]
-----------------------------------------------------------------------
     (11)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             5.3%
-----------------------------------------------------------------------
     (12)    TYPE OF REPORTING PERSON (see instructions)
             IN
-----------------------------------------------------------------------


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CUSIP No. 185860103              13G                  Page 3 of 6 Pages


Item 1.

(a)  Name of Issuer

            Cleveland BioLabs, Inc., a Delaware corporation (the "Company")

(b)  Address of Issuer's Principal Executive Offices

            73 High Street, Buffalo
            New York 14203


Item 2(a).  Name of Person Filing

            James W. Harpel (the "Reporting Person")

Item 2(b).  Address of Principal Business Office

            1102 North Ocean Boulevard
            Palm Beach, Florida 33480

Item 2(c).  Citizenship

            United States

Item 2(d)   Title of Class of Securities

            Common Stock, par value $0.005 per share ("Common Stock")

Item 2(e)   CUSIP Number

            185860103


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under Section 15 of the Act (15 U.S.C.
         78o).

(b) [ ]  Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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CUSIP No. 185860103              13G                  Page 4 of 6 Pages


(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.   Ownership

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned:

             As of the date of this filing, the Reporting Person beneficially owns 1,122,618 shares of Common Stock, including 190,543 shares of Common Stock, (of which 37,200 shares of Common Stock are held in trust for the benefit of certain of the Reporting Person's children and grandchildren), 392,858 shares of Common Stock issuable upon exercise of the Company's Series D warrants (the "Warrants") (of which Warrants to purchase 78,572 shares of Common Stock are held in trust for the benefit of certain of the Reporting Person's children) and 539,217 shares of Common Stock issuable upon conversion of the Company's Series D shares of preferred stock (the "Preferred Stock") (of which shares of Preferred Stock convertible into 107,844 shares of Common Stock are held in trust for the benefit of certain of the Reporting Person's children). The Reporting Person only has dispositive power with respect to the 13,500 shares of Common Stock held in trusts for his grandchildren, but does not have voting power with respect to such shares of Common Stock. Pursuant to the terms of the Warrants and the shares of Preferred Stock (as set forth in the Company's Certificate of Designation of Preferences, Rights and Limitations of the Preferred Stock), the Reporting Person cannot convert or exercise any of the Warrants or shares of Preferred Stock until such time as the Reporting Person would not beneficially own, after any such exercise or conversion, more than 9.99% of the outstanding shares of Common Stock.

            (b) Percent of class:

         The Company informed the Reporting Person in writing that as of December 31, 2009, there were 20,203,508 shares of Common Stock outstanding. Therefore, based on the Company's total outstanding shares of Common Stock and assuming exercise of the reported Warrants and shares of Preferred Stock, the Reporting Person may be deemed to beneficially own 5.3% of the outstanding shares of Common Stock of the Company.

            (c) Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote

                      0

                (ii)  Shared power to vote or to direct the vote

                      See Item 4(a)

                (iii) Sole power to dispose or to direct the disposition of


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CUSIP No. 185860103              13G                  Page 5 of 6 Pages


                      0

                (iv)  Shared power to dispose or to direct the disposition of

                      See Item 4(a)


Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.  Ownership of More than Five Percent on Behalf of Another Person

         Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.


Item 8.  Identification and Classification of Members of the Group

         See Exhibit I.


Item 9.  Notice of Dissolution of Group

         Not applicable.


Item 10. Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 185860103              13G                  Page 6 of 6 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: January 7, 2010





/s/ James W. Harpel
--------------------------
JAMES W. HARPEL